EXHIBIT 99.1

Press Release dated June 8, 2016

BEIJING, China, June 8, 2016 – Wowo Limited (the “Company”) (NASDAQ: WOWO), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced that, effective June 9, 2016, the Company will commence trading on the NASDAQ Global Market under the new trading symbol “JMU” (NASDAQ: JMU), representing the brand of the Company’s trading platform, JMU Mall (www.ccjoin.com), and reflecting the Company's commitment to serving suppliers and customers in the foodservice industry in China. The previous trading symbol was “WOWO”.

Ms. Xiaoxia Zhu, Chairman and Chief Executive Officer of the Company, commented, “This change in our ticker symbol better reflects the direction of our company as a leading B2B online e-commerce platform operating in China’s foodservice industry. Our new trading symbol is intended to strengthen our brand and increase our profile within the investment community.”

About Wowo Limited

Wowo Limited currently operates China’s leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry. With the help of Internet and cloud technologies, the Company has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. The Company is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, the Company has formed a leading industrial alliance and has great resource leverage in China’s catering industry. The Company works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. The Company’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. The Company might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Weilei Sun, IR Director

Wowo Limited

sunweilei@ccjmu.com

Tel: 86-185 1627 8813

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: 203-682-8200